UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41674

Shengfeng Development Limited

Shengfeng Building, No. 478 Fuxin East Road

Jin’an District, Fuzhou City

Fujian Province, People’s Republic of China, 350001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Results of Shengfeng Development Limited’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of Shengfeng Development Limited (the “Company”) was held at Shengfeng Building, No. 478 Fuxin East Road, Jin’an District, Fuzhou City, Fujian Province, People’s Republic of China, on May 15, 2024, at 10:00 p.m., Eastern Time, pursuant to notice duly given.

At the close of business on April 17, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 40,617,513 Class A ordinary shares outstanding, each share being entitled to one vote, and 41,880,000 Class B ordinary shares, each share being entitled to 10 votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 94,005 Class A ordinary shares and 41,880,000 Class B ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as an ordinary resolution, the re-appointment of Mr. Yongxu Liu as a director of the Company to hold office until the next annual general meeting (“Resolution One”);

2.	as an ordinary resolution, the re-appointment of Mr. Zhiping Yang as a director of the Company to hold office until the next annual general meeting (“Resolution Two”);

3.	as an ordinary resolution, the re-appointment of Ms. Dan Liu as a director of the Company to hold office until the next annual general meeting (“Resolution Three”);

4.	as an ordinary resolution, the re-appointment of Ms. Wen Li as a director of the Company to hold office until the next annual general meeting (“Resolution Four”);

5.	as an ordinary resolution, the appointment of Ms. Qingyan Ye as a director of the Company to hold office until the next annual general meeting (“Resolution Five”); and

6.	as an ordinary resolution, the re-appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2023 be confirmed, ratified and approved (“Resolution Six”).

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	418,878,200	5,805	10,000
2	Resolution Two	418,880,193	3,812	10,000
3	Resolution Three	418,879,689	4,316	10,000
4	Resolution Four	418,879,689	4,316	10,000
5	Resolution Five	418,883,193	812	10,000
6	Resolution Six	418,880,723	3,241	10,041

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shengfeng Development Limited

Date: May 21, 2024	By:	/s/ Yongxu Liu
	Name:	Yongxu Liu
	Title:	Chief Executive Officer, President, Director, and Chairman (Principal Executive Officer)

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